

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 24, 2017

Via E-Mail
Paula Mathews
Executive Vice President and Secretary
Strategic Storage Trust IV, Inc.
10 Terrace Road
Ladera Ranch, California 92694

> **Re:** **Strategic Storage Trust IV, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed February 10, 2017**
> **File No. 333-212639**

Dear Ms. Mathews:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2016 letter.

Management Compensation, page 89

1. We note that you sold $7.5 million in Class A shares in a private offering transaction on January 25, 2017, and that Select Capital Corporation was the dealer manager for the offering. We further note that you will pay offering expenses, including a 4% sales commission and 2% dealer manager fee in connection with your private offering. Given that you commenced operations on January 25, 2017, please revise your disclosure to state all actual fees paid, including any accrued and unpaid fees, to your advisor and its affiliates to date.

Subordinated Incentive Listing Distribution, page 93

2. We note your disclosure on page 93 which states "[t]he price of the operating partnership units or shares of our common stock (or any combination thereof) will be calculated

based on the average market value of our common shares in accordance with the procedure set forth above." This appears to be inconsistent with Section 5.2(c) of your operating partnership's First Amended and Restated Limited Partnership Agreement, which states that the value of the operating partnership units or REIT shares paid in connection with the Subordinated Incentive Listing Distribution will be calculated by the "Value of the REIT Shares," which is a defined term meaning "the average of the daily market price of such REIT Share for the ten (10) consecutive trading days immediately preceding the date of such valuation." Please revise your disclosure to reconcile this apparent discrepancy or tell us why such reconciliation is not necessary.

Conflicts of Interest

Certain Conflict Resolution Procedures, page 102

3. We note that your and SSGT's investment strategies involve investing in growth self storage assets. We also note your disclosure on page 103 that "[w]hile we anticipate that our advisor will generally use the investment allocation process described above, in some circumstances, SSGT may have the first right to purchase growth self storage properties." Please expand your disclosure to discuss the circumstances in which SSGT may have a first right to purchase such properties.

Index to Consolidated Financial Statement, page F-1

4. Please update your audited financial statements for the most recently completed fiscal year in accordance with Rule 3-12 of Regulation S-X.

Exhibit Index

5. Please file your final Advisory Agreement or tell us why filing a form of agreement is appropriate.

       You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Dan Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

                    Sincerely,

                    /s/ Coy Garrison

                    Coy Garrison
                    Special Counsel
                    Office of Real Estate and
                    Commodities

cc: Michael K. Rafter, Esq.
       Nelson Mullins Riley & Scarborough LLP